PRECISION DRILLING TRUST - Periods ended June 30, 2006 and 2005

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2006	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	302,673	500,655
Inventory	7,334	7,035
	310,007	507,690

Property, plant and equipment, net of accumulated depreciation	996,729	943,900
Intangibles, net of accumulated amortization	420	465
Goodwill	266,827	266,827
	$1,573,983	$1,718,882

Liabilities and Unitholders’ Equity

Current liabilities:
Bank indebtedness	$5,449	$20,468
Accounts payable and accrued liabilities	124,810	134,303
Income taxes payable	4,906	163,530
Distributions payable	38,907	36,635
	174,072	354,936

Other liabilities (note 6)	7,245	-
Long-term debt	44,997	96,838
Future income taxes	172,205	192,517

Unitholders’ equity:
Unitholders’ capital (note 3)	1,379,566	1,377,875
Deficit	(204,102)	(303,284)
	1,175,464	1,074,591

	$1,573,983	$1,718,882
Trust units outstanding (000’s)	125,507	125,461

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per unit/share amounts)	2006	2005	2006	2005
Revenue	$223,569	$157,895	$759,977	$541,302
Expenses:
Operating	122,011	101,580	364,664	291,113
General and administrative	15,908	20,215	38,799	40,009
Depreciation and amortization	11,290	11,804	36,190	33,173
Foreign exchange	(183)	(209)	(128)	(518)
	149,026	133,390	439,525	363,777
Operating earnings	74,543	24,505	320,452	177,525
Interest expense	1,677	10,802	4,454	22,341
Gain on disposal of investments	(408)	-	(408)	-
Earnings from continuing operations before income taxes	73,274	13,703	316,406	155,184
Income taxes: (note 4)
Current	5,870	662	24,234	44,687
Future	(20,899)	3,733	(20,314)	12,908
	(15,029)	4,395	3,920	57,595
Earnings from continuing operations	88,303	9,308	312,486	97,589
Discontinued operations, net of tax (note 5)	-	16,543	-	66,780
Net earnings	88,303	25,851	312,486	164,369
Retained earnings (deficit), beginning of period	(180,724)	1,180,201	(303,284)	1,041,683
Distributions	(111,681)	-	(213,304)	-
Retained earnings (deficit), end of period	$(204,102)	$1,206,052	$(204,102)	$1,206,052
Earnings per unit/share from continuing operations:
Basic	$0.70	$0.08	$2.49	$0.80
Diluted	$0.70	$0.07	$2.49	$0.78
Earnings per unit/share:
Basic	$0.70	$0.21	$2.49	$1.34
Diluted	$0.70	$0.21	$2.49	$1.32
Trust units/shares outstanding (000’s)	125,507	122,762	125,507	122,762
Weighted average units/shares outstanding (000’s)	125,474	122,727	125,467	122,521
Diluted units/shares outstanding (000’s)	125,474	125,013	125,467	124,765

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,

(Stated in thousands of Canadian dollars)	2006	2005	2006	2005

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$88,303	$9,308	$312,486	$97,589
Items not affecting cash:
Depreciation and amortization	11,290	11,804	36,190	33,173
Incentive plan compensation (note 6)	4,442	-	7,245	-
Stock-based compensation	-	2,684	-	5,464
Future income taxes	(20,899)	3,733	(20,314)	12,908
Gain on disposal of investments	(408)	-	(408)	-
Amortization of deferred financing costs	-	458	-	917
Unrealized foreign exchange gain on long-term monetary items	2	(14)	2	(3)
Changes in non-cash working capital balances	257,803	89,749	51,524	59,436
	340,533	117,722	386,725	209,484

Discontinued operations:
Funds provided by discontinued operations (note 5)	-	59,633	-	142,547
Changes in non-cash working capital balances of discontinued operations	-	28,880	-	(48,264)
	-	88,513	-	94,283

Investments:
Purchase of property, plant and equipment	(61,287)	(39,505)	(110,318)	(69,610)
Purchase of intangibles	-	-	-	(20)
Proceeds on sale of property, plant and equipment	13,180	3,507	21,344	6,446
Purchase of property, plant and equipment of discontinued operations	-	(48,985)	-	(91,840)
Proceeds on sale of property, plant and equipment of discontinued operations	-	5,102	-	10,675
Proceeds on sale of investments	510	-	510	-
	(47,597)	(79,881)	(88,464)	(144,349)

Financing:
Increase in long-term debt	-	-	127,764	-
Repayment of long-term debt	(179,605)	(5)	(179,605)	(9)
Distributions	(106,649)	-	(211,032)	-
Issuance of units (note 3)	1,691	-	1,691	-
Issuance of common shares on exercise of options	-	2,626	-	25,117
Changes in non-cash working capital balances	-	-	(22,060)	-
Change in bank indebtedness	(8,373)	-	(15,019)	-
	(292,936)	2,621	(298,261)	25,108

Increase in cash and cash equivalents	-	128,975	-	184,526
Cash and cash equivalents, beginning of period	-	177,563	-	122,012

Cash and cash equivalents, end of period	$-	$306,538	$-	$306,538

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts stated in thousands of Canadian dollars)

1. Basis of Presentation

These interim financial statements for Precision Drilling Trust ( the “Trust” or “Precision”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2005. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2005.

2. Seasonality of Operations

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time.

3. Unitholders’ Capital

(a) Authorized  - unlimited number of voting trust units
- unlimited number of voting exchangeable LP units

(b) Units issued:

Trust Units	Number	Amount

Balance, December 31, 2005	124,352,921	$ 1,365,755
Issued pursuant to distribution reinvestment plan	46,000	1,691
Issued on retraction of exchangeable LP units	26,828	293
Balance June 30, 2006	124,425,749	$ 1,367,739

Exchangeable LP units	Number	Amount

Balance, December 31, 2005	1,108,382	$ 12,120
Redeemed on retraction of exchangeable LP units	(26,828)	(293)
Balance June 30, 2006	1,081,554	$ 11,827

Summary	Number	Amount

Trust units	124,425,749	$ 1,367,739
Exchangeable LP units	1,081,554	11,827
Unitholders’capital	125,507,303	$ 1,379,566

In March 2006 the Trust instituted a distribution reinvestment plan (the “Plan”) that provides eligible unitholders with the option to reinvest monthly cash distributions to acquire additional units of the Trust at the average market price as determined under the Plan. The Plan was effective for distributions declared after March 31, 2006.

4. Income Taxes

The Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the underlying subsidiary’s assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Earnings from continuing operations before income taxes	$ 73,274	$ 13,703	$316,406	$ 155,184
Income tax rate	33%	36%	33%	36%
Expected income tax provision	$ 24,180	$ 4,933	$104,414	$ 55,866
Add (deduct):
Non-deductible expenses	(139)	457	128	1,299
Non-deductible stock-based compensation	-	605	-	1,815
Income to be distributed to unitholders, not subject to tax in the Trust	(15,075)	-	(80,043)	-
Other	(2,783)	(1,600)	633	(1,385)
	$ 6,183	$ 4,395	$ 25,132	$ 57,595
Reduction of future tax balances due to substantively enacted tax rate reductions	(21,212)	-	(21,212)	-
	$ (15,029)	$ 4,395	$ 3,920	$ 57,595
Effective income tax rate before tax rate reductions	8%	32%	8%	37%

5. Disposal of Discontinued Operations

On August 31, 2005, Precision sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. for proceeds of approximately $1.13 billion cash and 26 million common shares of Weatherford International Ltd., valued at $2.1 billion. In addition, on September 13, 2005 and effective August 31, 2005, Precision completed the sale of its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005. The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by Precision’s board of directors to investigate avenues of value creation for Precision’s shareholders. The proceeds received in both transactions are subject to adjustment based on changes in working capital and net property, plant and equipment from December 31, 2004 to the effective date of the disposal. An estimate has been recorded for these adjustments, however, the final amount is to be agreed upon by the parties to the purchase and sale agreements and such final amount could differ from the amount recorded.

Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations for the three and six months ended June 30, 2005:

	Three months ended June 30,	Six months ended June 30,
	2005	2005
Revenue Energy services International contract drilling Industrial plant maintenance	$217,040 78,177 56,809	$498,765 150,889 110,841
	$352,026	$760,495

Earnings from discontinued operations before income taxes Energy services International contract drilling Industrial plant maintenance Other	$495 16,861 8,510 (4,261)	$56,259 29,930 15,224 (8,796)
	21,605	92,617
Income tax expense	5,062	25,837
Discontinued operations	$16,543	$66,780

The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) discontinued operations for the three and six months ended June 30, 2005:

	Three months ended June 30,	Six months ended June 30,
	2005	2005

Net earnings of discontinued operations	$16,543	$66,780
Items not affecting cash:
Stock-based compensation	1,850	3,945
Depreciation and amortization	37,988	73,355
Future income taxes	3,979	(1,710)
Unrealized foreign exchange loss on long-term monetary items	(727)	177
Funds provided by discontinued operations	$59,633	$142,547

6. Compensation Plans

The Trust has instituted a Long Term Incentive Plan (the “LTIP”) which compensates officers and key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention award is a lump sum amount determined at the date of commencement in the LTIP. The performance component is based on the growth in cash distributions measured against a base distribution rate as determined by the Compensation Committee of Precision. The aggregate compensation cost recorded for the LTIP was $4.4 million and $7.2 million respectively, for the three and six month periods ended June 30, 2006.

7. Segmented Information

The Trust operates primarily in Canada, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs,

procurement and distribution of oilfield supplies, camp and catering services as well as the manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, and oilfield equipment rentals.

Three months ended June 30, 2006	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$156,133	$70,291	$-	$(2,855)	$223,569
Operating earnings	61,473	20,562	(7,492)	-	74,543
Depreciation and amortization	5,916	5,530	(156)	-	11,290
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	47,653	11,937	1,697	-	61,287

Three months ended June 30, 2005	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$109,937	$50,987	$-	$(3,029)	$157,895
Operating earnings	29,143	9,718	(14,356)	-	24,505
Depreciation and amortization	5,762	4,526	1,516	-	11,804
Total assets (1)	905,195	439,493	381,027	-	1,725,715
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	26,831	10,555	2,119	-	39,505

Six months ended June 30, 2006	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$540,295	$226,929	$-	$(7,247)	$759,977
Operating earnings	255,156	84,349	(19,053)	-	320,452
Depreciation and amortization	19,442	15,816	932	-	36,190
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	89,438	18,909	1,971	-	110,318

Six months ended June 30, 2005	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter -segment Eliminations	Total

Revenue	$390,274	$159,251	$-	$(8,223)	$541,302
Operating earnings	158,790	44,836	(26,101)	-	177,525
Depreciation and amortization	17,993	12,312	2,868	-	33,173
Total assets (1)	905,195	439,493	381,027	-	1,725,715
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	43,349	17,606	8,655	-	69,610
(1) excludes assets of discontinued operations

Evaluation of Disclosure Controls and Procedures

As of the end of the second quarter ended June 30, 2006, an evaluation of the effectiveness of Precision’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Precision’s principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

During the second quarter ended June 30, 2006, there were no changes in Precision’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

It should be noted that while Precision’s principal executive officer and principal financial officer believe that Precision’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.